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                              June 14, 2024

       Edward McGee
       Chief Financial Officer
       Grayscale Ethereum Trust (ETH)
       c/o Grayscale Investments, LLC
       290 Harbor Drive, 4th Floor
       Stamford, Connecticut 06902

                                                        Re: Grayscale Ethereum
Trust (ETH)
                                                            Revised Preliminary
Information Statement on Schedule 14C
                                                            Filed May 30, 2024
                                                            File No. 000-56193

       Dear Edward McGee:

                                                        We have reviewed your
filing and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Revised Preliminary Information Statement on Schedule 14C

       General

   1. We note that you have included excerpted sections from Grayscale Ethereum Mini Trust
                                                        (ETH)   s registration
statement on Form S-1 in Annex A. Please confirm that to the extent there are changes made
to the disclosure in that Form S-1, you will revise the disclosure in
                                                        Annex A accordingly.
   2. Please revise the Questions and Answers section to discuss the prohibition on Staking and the related
consequences discussed on page A-34, including disclosure that the inability of the Trust to
participate in Staking and receive such rewards could place the Shares at a comparative
disadvantage relative to an investment in Ether directly or through a vehicle that is not subject to
such a prohibition, which could negatively affect the value of the
                                                        Shares.
 Edward McGee
FirstName  LastNameEdward  McGee
Grayscale Ethereum Trust (ETH)
Comapany
June       NameGrayscale Ethereum Trust (ETH)
     14, 2024
June 14,
Page 2 2024 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Michelle Miller at 202-551-3368 or Mark Brunhofer at 202-551-3638 if
you have questions regarding comments on the financial statements and related matters. Please contact David Lin at 202-551-3552 or Justin Dobbie at 202-551-3469 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Crypto
Assets
cc:      Dan Gibbons